

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Ying Huang, Ph.D.
Chief Executive Officer
Legend Biotech Corp
2101 Cottontail Lane
Somerset, NJ 08873

> **Re: Legend Biotech Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39307**

Dear Ying Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Mark Ballantyne